GREAT PLAINS ENERGY

Aquila
Providing Energy
For Better Living

GREAT PLAINS ENERGY
Michael Chesser
Chief Executive Officer
Terry Bassham
Chief Financial Officer
Investor Presentation

Great Plains Energy / Aquila

AQUILA
Rick Green
Chief Executive Officer
Beth Armstrong
Chief Accounting Officer
Filed by Great Plains Energy Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Aquila, Inc.
Commission File No.: 333-142715
This is a corrected filing consisting of a joint  investor presentation issued by Great Plains Energy
Incorporated and Aquila, Inc. on September 13, 2007.

Information Concerning Forward-Looking Statements
This presentation and the statements to be made by Great Plains Energy and Aquila contain forward-looking information related to the proposed acquisition of Aquila by Great Plains Energy, financial forecasts of each company and the combined company, and key assumptions underlying those forecasts.  In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Aquila are
providing a number of important factors, risks and uncertainties that could cause actual results to differ materially from the provided forward-looking information, including, without limitation, the anticipated uses of proceeds to be received from the sale of certain Aquila assets to Black Hills Corporation; earnings growth; capital expenditures;
rate relief; conditions imposed by regulatory approvals for the transaction; actual resulting credit ratings of Great
Plains Energy and Aquila; Aquila’s tax losses and Great Plains Energy’s ability to utilize those losses; and, the timing and amount of transaction synergies anticipated by Great Plains Energy.
Additional factors that could cause actual results to differ materially from this forward-looking information are located on (i) with respect to Aquila, pages 64-65 of its Form 10-K for the year ended December 31, 2006; and (ii)
with respect to Great Plains Energy, pages 14-21 of its Form 10-K for the year ended December 31, 2006, and pages 72-76 of its Form 10-Q for the quarter ended June 30, 2007.  Additional risk factors that should be considered are located on pages 28-39 of the definitive joint proxy statement/prospectus included in the registration statement filed with the SEC by Great Plains Energy (File No. 333-142715).  It is impossible to predict all factors that could cause actual results to differ from this forward-looking information, and the parties undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
Forward Looking Statement

Additional Information and Where to Find It
In connection with the acquisition of Aquila by Great Plains Energy, Great Plains Energy filed with the SEC a registration statement on Form S-4 (Registration No. 333-142715), containing a definitive joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS
ENERGY AND AQUILA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS
AND THE OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT
GREAT PLAINS ENERGY, AQUILA AND THE ACQUISITION. The registration statement, definitive joint proxy statement/prospectus, other relevant materials and any other documents filed by Great Plains Energy or Aquila with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Great Plains Energy by directing a request to: Great Plains Energy, 1201 Walnut, Kansas City, MO 64106, Attn: Investor Relations. Investors and
security holders may obtain free copies of the documents filed with the SEC by Aquila by contacting Aquila, 20
West Ninth Street, Kansas City, MO 64105, Attn: Investor Relations.
Additional Information

Discussion Agenda
I.

Transaction Overview
II.

Result Of A Robust Process
III.

Opportunity For Shareholders

STRATEGIC INTENT:

- Increases Shareholder Value
- Improves Total Living Environment

Operational Excellence: Tier 1
Comprehensive Energy Plan
Winning Culture
Community Political Regulatory
Strategic Energy

Enhanced Shareholder Returns
▶

Strong annual dividend yield - currently 5%+
▶

Lower cost and more efficient access to capital
▶

Greater value from Aquila tax benefits through Black Hills transaction
▶

Adjacent utility territories provide opportunity for integration and significant synergies
Lower Risk
▶

Strong track record of success collaborating with regulatory, political and community groups
▶

Investment grade credit rating anticipated to reduce financing costs and facilitate access to capital
▶

Shared synergies mitigate future rate increases and provides opportunity to enhance shareholder value
▶

Diverse generation portfolio mitigates outage risk
Stronger Growth
▶

Focused regional acquisition and attractive strategic growth opportunity
Shareholder Value Proposition
ACQUISTION DELIVERS
VALUE TO GXP & ILA
SHAREHOLDERS

I. Transaction Overview

Step 1: Asset Sale	Step 2: Merger	Step 3: Combined Entity

Black Hills
Aquila
Selected
Assets &
Liabilities
Cash
$940mm
Great Plains
Energy
Gregory
Acquisition
Corp
Aquila
Aquila
Shareholders
Cash/Stock
$1.80/0.0856
Merger
Aquila
~ 27%
 Great Plains
Energy
~ 73%
Great Plains
Energy
KCP&L
Aquila
Strategic
Energy
►

Regulatory approvals sought from FERC and in CO, KS, MO, and NE.
►

Regulatory approval received in IA; HSR approval attained.
Third-Party Approvals
►

$45 million, approximately 2.7% of Aquila’s announced deal value.  $0.075 per share to Aquila.
Termination Fees
►

Transaction is terminable by either party after 2/7/2008, with potential for extension until 8/7/2008, if there is a regulatory delay and either party elects to extend.
Deal Closing
►

Great Plains Energy will acquire Aquila in a stock and cash merger.
►

Immediately before the Great Plains Energy transaction, BKH will acquire from Aquila: Colorado Electric &
Gas, Iowa Gas, Kansas Gas, and Nebraska Gas operations for $940 million in cash (subject to adjustment); BKH has secured $1B bridge financing.
►

Transactions are cross-conditioned.
Structure of Transaction
►

$1.80 per Aquila share in cash (approximately 40%)
►

.0856 shares of Great Plains Energy common stock per Aquila share (approximately 60%)
Form of Consideration
►

$4.54 per share based on Great Plains Energy’s closing price on 2/6/07
►

$4.21 per share based on Great Plains Energy’s closing price on 9/10/07
Implied Merger Consideration
Deal Structure

Providing safe, reliable customer service will remain a
priority throughout the transition process
NE regulatory
hearing
CO regulatory
hearing
Iowa regulatory
approval received
Pirate lawsuit
voluntarily dismissed
2007
Sep
Missouri regulatory
decision
Kansas regulatory
hearing & decision
Transaction
closing
Colorado
regulatory
decision 12/18/07
Expected
FERC decision
Missouri regulatory
hearing
Aquila
shareholder vote
Great Plains Energy
shareholder vote
Nebraska
regulatory
decision 10/16/07
Great Plains Energy
Missouri
& Kansas synergy
update filing
Termination of HSR
waiting period
Great Plains Energy
registration statement
declared effective by
SEC
2008
Q1
2007
Nov-Dec
2007
Oct
2007
Aug
Expected Milestones

„

Prepare for Day 1 and steady state operations
„

Continue to successfully manage operations
Integration Objectives
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2008 - 2009
Deal
Announcement
Secure Final
Approvals
Black Hills
Transition
Tier 1
Operations
Filings
Complete
February through Deal Approval
December ’06 - January ’07
Negotiate
Build Integration Plans
Develop Communication Plan
Finalize Contracts
Launch
Teams
Design the
Path to Tier 1
Operations
Develop
Integration
Plans
Launch Key “Enabler”
Activities
Develop
Common
Understanding
Complete Key
Integration Initiatives
Black Hills
Transition
Steady-State
Integration
Implementation
Integration Planning and Preparation
Deal Planning &
Communication
Prepare
‘Day 1’ Plan
Integration Plan
„

Capture deal value & ensure optimal execution
„

Position combined company for sustainable Tier 1 performance

GREAT PLAINS ENERGY
Kansas City Power & Light
ENERGIZING LIFE
Aquila
Providing Energy For Better Living
Strategic Energy

GREAT PLAINS ENERGY
Aquila
Providing Energy For Better Living

Combined Company Organizational Structure
Great Plains Energy will retain current 11 directors, 9 are independent
Great Plains Energy Executive Management
Note: CGQ = ISS Corporate Governance Quotient
GXP CGQ is better than 94% of S&P 400 companies & 85% of utilities
Michael Chesser, Chairman & CEO William Downey, President & COO Terry Bassham, CFO	Steve Easley, SVP Supply John Marshall, SVP Delivery Barbara Curry, SVP Corp. Svcs. & Secretary Shahid Malik, President & CEO, Strategic Energy
Governance Structure

Iowa
Nebraska
Missouri
Kansas
KCP&L
Aquila

Kansas City Power & Light

Aquila

Great Plains Energy

Aquila

„

Approximately 800,000 customers
„

Combined base of about $3.6 billion
„

Total generating capacity of nearly
5,800MWs
„

Generating approximately 25 million MWhs
annually
„

Additional scale mitigates operational risk for
both Great Plains Energy and Aquila-MO.
Upon closing, KCP&L and Aquila will achieve considerable regional scale
+
FORGING A STRONGER
REGIONAL UTILITY
Combined Company Overview

Recent Recognitions
„

 Customer Call Center certified by J.D. Power & Associates
New rates in 2007
„

 Missouri Electric $58.8 million rate increase plus a 95% Fuel Adjustment (FAC)
„

 Kansas Gas $5.1 million increase
„

 Nebraska Gas $9.2 million increase
Restructuring
„

 Closed Kansas Electric sale on April 1, 2007
„

 Retired $344 million of debt outstanding in June 2007

Aquila
Great Plains Energy
Recent Recognitions
„

 Recipient of the 2007 Edison Award from the Edison Electric Institute
„

 KCP&L achieved Tier 1 customer satisfaction in 2007 according to J. D. Power & Associates
Progress continues on the Comprehensive Energy Plan
„

 100MW of wind completed on schedule in 2006

„

 LaCygne 1 SCR (Selective Catalytic Reduction) completed  on schedule in Q2 2007
„

 Environmental upgrades ongoing at Iatan 1
„

 Construction continues on Iatan 2
Significant regulatory progress
„

 New rates in 2007 resulting from settlement agreement in KS & rate order in MO that allowed 11.25% ROE
„

 Rate cases filed in KS for $47.1 million (11.25% ROE) & MO for $45.4 million (11.25% ROE) to be effective in
2008
Company Updates - Recent Events

II. Result Of A Robust Process

Board unanimously recommends merger; accelerates shareholder return &
lowers risk profile.
Aquila Board Perspective
Board followed a robust process:
„

Conducted extensive sales process
„

Considered fairness opinions of three external advisors
„

Selected best strategic alternative
Transaction value of offer exceeds stand-alone value of Aquila
The transaction presents shareholder opportunity:
„

Significant ownership position in Great Plains Energy, an
investment grade company
„

Ability to participate in meaningful synergies
„

Benefit from ownership in dividend-paying stock

Thorough process engaged both interested parties & those identified as logical, strategic candidates.
Fall 2005 to Feb 2006	2006 Feb - Jun	2006 May	2006 Jun - Jul	2006 Aug	2006 Aug-Sep	2006 Nov	Dec 2006 to Jan 2007	2007 Feb
Strategic review Unsolicited calls of interest received	Data rooms populated Marketing materials created Internal due diligence performed	Aquila marketing process began All potential bidders identified	Nine parties contacted Seven confidentiality agreements signed	Five indicative bids received	Access to data room provided Four management presentations made	One final bid received	Period of exclusivity with Great Plains Energy & Black Hills	Deal announced Shareholder outreach began
Robust Auction Process

Diverse interest received in excess of Aquila’s stand-alone value, indicating a healthy, market process.
Indicative Bidder	Description of Participant	Indicative Bid Range per Aquila Share	Form of Consideration
A	Financial party partnering with Strategic party	$4.50 - $5.00	100% Cash
B	Strategic party	$4.50 - $4.95	100% Stock
C	Strategic party	$4.50	100% Cash
D	Strategic party	$4.15 - $4.60	100% Stock (potential 20% cash option)
E	Strategic party Great Plains Energy / Black Hills	$4.15 - $4.60	60% stock / 40% cash
Final offer received from strategic party made up of
Great Plains Energy & Black Hills.
Indicative Non-Binding Bids

Comparable Companies
Precedent Transactions
Discounted Cash Flow
Blackstone
Lehman
Evercore
Blackstone
Lehman
Evercore
Blackstone
Lehman
Evercore
Offer
$4.54
9/10
$4.21
$3.50
$2.25
$3.22
$2.51
$3.64
$2.42
$4.00
$2.75
$3.36
$2.82
$3.79
$3.14
$4.00
$2.90
$4.06
$3.00
$3.39
$2.05

Offer = Offer Value as of February 6, 2007
9/10 = Offer Value as of September 10, 2007

Great Plains Energy

Aquila

*  Information on this slide excerpted from opinions of Aquila's financial advisors contained in the registration statement filed with the SEC by Great
Plains Energy.  This excerpt must be read in conjunction with the full description of Blackstone's, Lehman Brothers' and Evercore's opinions, which were dated as of February 6, 2007.  The full description contains important background, assumptions, explanations, limitations and qualifications of their opinion and analyses. Aquila has since made forecast updates to EBITDA projections for known changes (ie., rate case settlements and capital expenditures).  The revised projections have not materially changed the advisors' valuations.
ILA Stand-Alone Valuations *

III. Opportunity For Shareholders

Interest Savings
Corporate OH & Other Not Allocated to Missouri
Utility Operational Synergies – 50/50 Share Proposal
$302m
$305m
Retained Corporate
Previously Allocated To Properties Being Purchased By Black Hills
Non-Fuel O&M
Supply Chain Savings
Reduced Purchased Power & Increased Revenue

Combined company expects to realize $643 million of total savings and synergies in first five years.
$36m
$305m
$302m
$27m
$275m
$120m
$54m
$131m
Note:
▪

Cost savings are computed using 2006 baseline.
Significant Synergies Expected

Non-Fuel O&M
Supply Chain Savings
Reduced Purchased Power & Increased Revenue

Estimated Five-Year Cumulative Utility Operational Synergies ($305mm)
Note:
▪

Net of costs of capital, property taxes and similar costs for capital investment-enabled synergies
▪

Requested 50/50 sharing net of estimated transition costs in Missouri and Kansas (KCP&L only).
„

Reduce non-fuel O&M
„

Reduction in positions and associated spend
„

Facility consolidation
„

Projects that reduce purchased power and increase
revenue
„

Improve Aquila’s coal unit performance as part
of KCP&L’s fleet
„

Leverage Aquila’s capabilities in gas turbines
„

Supply chain
„

Consolidated sourcing of expensed and
capitalized materials
„

Inventory/warehouse consolidation and reduction
„

Vehicle fleet rationalization and centralization
$120m
$54m
$131m
Regulated Operating Synergies

Facility Consolidation	„ KCP&L's headquarters to be maintained and Aquila's to be sold „ Aquila's Raytown facility as primary call center „ Net reduction of three service centers
Customer Service
„
Apply Aquila’s experience in revenue cycle management from its multi-state operation to KCP&L
„
Offer KCP&L’s eServices and energy efficiency programs and skills to
Aquila’s customers - reducing peak requirements and improving the customer experience

Plant Operations	„ Leverage scale of KCP&L’s fleet and cyclone boiler experience in Aquila’s Sibley 3 plant „ Apply Aquila’s gas turbine maintenance capabilities to KCP&L
Transmission & Distribution
„
Apply KCP&L’s outage management and metro area operational
capabilities to Aquila’s T&D network
„
KCP&L Customer Operations location to serve as combined Transmission
& Distribution and Emergency Operations Center

Supply Chain	„ Supply chain process improvements „ Reduction of over 140 vehicles, and centralized maintenance
Operational and corporate synergies have been identified that build on the capabilities of both organizations
Synergy Examples

Corporate Savings 2008-2012
Estimated Five-Year Cumulative Corporate Savings ($302mm)
„

Reduction of approximately 300 positions including benefits plus miscellaneous bonuses and commissions represents approximately 54% of the total cost reduction
„

Reduction in outside services such as legal, consulting, audit, director and other fees
„

„

Reduction in insurance expenses and legal claims
„

Redundant IT systems, office expenses, data and communication costs, etc. enabled through utilization of GXP’s corporate infrastructure
Direct labor not allocated to MO
properties
Benefits
Outside services
Other (IT, office expenses,
etc)
Claims, recovery, insurance, etc.

Current Merger Regulatory Requests
„

Retention of 50% of the estimated utility operational synergies, net of estimated transition costs, over 5 years.
„

100% recovery of transition and transaction costs over 5 years.
„

Recovery of actual interest costs in Aquila customer rates.
„

Authorization to use additional amortizations in Aquila rate cases to meet credit metrics, consistent with KCP&L’s treatment.
Approval requests includes sharing of synergy benefits with customers.
Missouri
„

Approval of the Great Plains Energy transaction and the Black Hills asset transaction.
„

Retention of 50% of the estimated utility operational synergies, net of estimated transition costs, over 5 years.
„

100% recovery of transition and transaction costs over 5 years.
Kansas

Financial Highlights
Enhanced Shareholder Returns
„

Shared net synergies requested for 5 years (Utility Operational Synergies)
„

Efficient use of Aquila's tax position
„

The transaction with Black Hills is expected to accelerate the utilization of an estimated $147 million of net operating loss (NOL) tax benefits and utilize $105 million in capital loss (CL) tax benefits
„

Approximately $400 million of tax benefits are anticipated to be utilized by Great
Plains Energy over 5 years
„

Anticipated core earnings per share accretion beginning in 2009
„

Great Plains Energy current annual dividend of $1.66 per share: 5%+ yield
„

Expected investment grade credit rating will reduce Aquila's cost of financing
Funding & Capitalization
„

Great Plains Energy’s equity ratio target remains approximately 55%
„

Funding mix for Aquila capital projects expected to be similar to KCP&L’s Comprehensive
Energy Plan projects
„

Approximately $265 million of Black Hills’ transaction proceeds anticipated to be available for debt reduction
Enhanced shareholder returns from the combined company

Growing Rate Base
($ millions)
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$-
$2,575
$1,025
$2,725
$1,250
$2,700
$1,450
$3,750
$1,825
2007
2008
2009
2010
Aquila
KCP&L

Estimated Total Utility Rate Base
„

 Capex primarily on common projects
„

 Aquila capex plan in line with KCPL’s Comprehensive Energy Plan
1. Rate base amounts can vary by state.
Compound annual growth rate of 16% in rate base builds shareholder value.
$3,600
$3,975
$4,150
$5,575

Appendix

Notes:
▪

All synergy calculations based on 2006 actual data
▪

Emissions are not in current synergy total as Aquila is implementing environmental controls on a stand alone basis
▪

Total synergies include an estimated $302 million reduction in corporate costs, most of which are currently allocated to properties proposed to be sold to Black Hills Corporation.
▪

Estimated interest savings of $36 million is net of $53 million of debt tender costs.  Debt tender costs were not netted against earlier estimate of $188 million.
▪

Utility operational synergies are net of costs of capital to achieve certain elements.
▪

Synergy items in current estimate that are expected to continue over time have been escalated by 3.1% per year.
Estimated Five-Year Cumulative Synergies ($643mm)
Utility Operational
Synergies
‘Corporate’ costs
- not allocated to
MO regulated
utilities
Emissions Credits
Interest Savings
Operational
Synergies (No
differentiation
between ‘corporate’
and ‘utility’)
Due diligence
GXP team
02/07/07
Preliminary proxy
05/08/2007
Current estimate
(GXP & ILA)
$500
$452
$643
Interest Savings
(net of debt tender costs)
Synergies Benefit Shareholders & Customers

Utility Divisions
Aquila
„

Missouri Public Service (“MPS”) and St.
Joseph Light & Power (“SJLP”)
„

~304,000 electric customers
„

1,748 MW owned generation (53% coal,
43% gas, 4% oil)
CO, NE, IA, KS (Black Hills Transaction)
„

~509,000 gas customers
Gas Utilities
Crossroads Peaker
„

340 MW gas-fired peaking plant in MS
Gas / Merchant Book
„

14 gas contracts
„

~300 MMBtu/day throughput
„

Hedged
Aquila Service Territory
Aquila Gas
Aquila Electric
Merchant Services
Electric Utilities
Colorado Electric (Black Hills Transaction)
►

~92,000 electric customers
►

102 MW owned generation (42% coal, 28%
gas, 30% oil)
GXP acquiring only
MO electric
utilities and
merchant services
Aquila Overview

Leavenworth
Topeka
Blue Springs
Lees Summit
Columbia
Copyright (C) 2007 SNL Financial LC. All rights reserved

Kansas City Power & Light
Great Plains Energy
„

Serving approx. 26,700 customers & 108,500 accounts as of
2Q07
„

16.6mm MWhs delivered in 2006
„

YTD MWhs delivered combined with 2007 backlog totaled
19.5mm MWhs as of 2Q07
„

Total backlog of 36.7mm MWhs as of 2Q07
Strategic Energy
„

Regulated electric utility in KS and MO, serving the Greater
Kansas City metro area
„

Total generation capacity: ≈ 4,100 MWs
„

Total customers ≈ 500,000
„

Customer mix: residential/C&I ≈ 89%/11%
Great Plains Energy Overview

Aquila Estimated Capital Expenditures

($ in millions)

		Post-Transaction Period			Total
	2007E	2008E	2009E	2010E	'07-'10
Base Capex	$98	$122	$102	$111	$433
New Generation	66	146	205	48	465
Environmental	66	110	23	3	202
Infrastructure Investment		7	27	(16)	18
Demand Response/Energy Efficiency	-	5	13	13	30
Incremental Aquila Capital Projects	$132	$267	$268	$47	$715
Total Capex	**$230**	**$390**	**$370**	**$158**	**$1,148**

($ in millions)

		Post-Transaction Period			Total
	2007E	2008E	2009E	2010E	'07-'10
Base Capex	$223	$206	$207	$230	$866
New Generation	204	359	244	56	863
Environmental	102	163	64	58	387
Infrastructure Investment	$9	12	13	7	41
Demand Response/Energy Efficiency	10	10	13	16	49
CEP Capex[1]	$325	$544	$334	$137	$1,340
Base and CEP Capex[2]	$548	$750	$541	$367	$2,206
Non CEP Environmental			$13	$25	$38
Total Capex	**$548**	**$750**	**$554**	**$392**	**$2,244**

Anticipated Capital Expenditures
1. Demand Response / Energy Efficiency includes $8M, $8M, $10M, and $13M for the years 2007 through 2010, respectively, of expenditures that are deferred as a regulatory asset pursuant to MPSC and KCC rate orders.
2. CEP capex amounts represent the high end of the estimated CEP capital expenditure range of $1.52B to $1.62B.
3. Rate base amounts can vary by state.
4  Capex amounts do not include AFUDC.
4
4
KCP&L Estimated Capital Expenditures

(Announced Annual Synergies By Year 3
vs. Combined Annual Non-Fuel O&M Expenses Before Closing)
BUG-LILCO
Duke-Cinergy
LG&E KU
Exelon PSEG
FirstEnergy-GPU
Dominion-CNG
Puget-WE
KCP&L-Aquila
Nevada-SPP
PE-Enova
IL SIGCORP
Delmarva-AE
NSP-New Cent
Nat Grid-Keyspan
AEP-CSW
WPS-Peoples
CP&L-FPC
OE-Centerior
Union-CIPSCO
Unicom PECO
PEPCO-Conectiv
ConEd-O&R
Ameren-CILCORP
Ameren-IP
PNM-TNP
MidAm-PacifiCorp
0%
5%
10%
15%
20%
25%

(1)
(2)
(1)

Source: SEC filings and press releases. Includes fuel/purchased energy savings
(2)

O&M from FERC Form 1 and 2 reported costs in calendar year prior to closing; includes all utility operating companies reported by shown parent firms
median
Announced Synergies as % of Utility Non-Fuel O&M